Exhibit (a)(5)(B)

NOTICE TO TRUSTEE AND HOLDERS

BECKMAN COULTER, INC.

a Delaware corporation

2.50% SENIOR CONVERTIBLE NOTES DUE 2036

CUSIP Nos. 075811AD1 and 075811AC3

Reference is made to the (i) Senior Indenture (the “Base Indenture”), dated April 25, 2001, by and between Beckman Coulter, Inc. (the “Company”), and Wells Fargo Bank, National Association (as successor Trustee) (the “Trustee”), (ii) Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of December 15, 2006, by and between the Company and the Trustee, (iii) Fourth Supplemental Indenture (the “Fourth Supplemental Indenture” and, together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), dated as of June 30, 2011, by and between the Company and the Trustee, and (iv) 2.50% Senior Convertible Notes due 2036 issued pursuant to the Second Supplemental Indenture (the “Notes”). Capitalized terms used herein but not otherwise defined have the meanings assigned to those terms in the Indenture.

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THE NOTES ARE CURRENTLY CONVERTIBLE AND ARE ALSO CURRENTLY SUBJECT TO AN OFFER TO REPURCHASE.

HOLDERS WHO ELECT TO CONVERT THEIR NOTES WILL RECEIVE MORE IN CASH PER $1,000 IN PRINCIPAL AMOUNT OF NOTES THAN HOLDERS WHO TENDER THEIR NOTES IN THE OFFER TO REPURCHASE.

IF A HOLDER HAS DECIDED TO CONVERT AND DESIRES TO RECEIVE PAYMENT AS EARLY AS POSSIBLE, THEN THE HOLDER SHOULD CONVERT SOONER RATHER THAN LATER TO COMMENCE THE 24 TRADING DAY PERIOD THAT MUST ELAPSE BEFORE THE HOLDER CAN BE PAID.

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CONVERSION

The Notes are currently convertible as follows:

(i)	The current conversion right will expire on August 8, 2011.

(ii)	A Holder who converts its Notes will receive $1,200.7467 in cash per $1,000 in principal amount of Notes. If a Holder elects to convert its Notes, such election is irrevocable.

(iii)	A Holder who elects to convert its Notes will be settled on the 24th Trading Day after the date of such Holder’s election to do so.

a.	A Holder who elects to convert its Notes earlier during the conversion period will receive the same consideration per $1,000 in principal amount of the Notes as a Holder who elects to convert later. Therefore, the only difference is the date when the consideration will actually be paid by the Company to a Holder (i.e., the settlement will always take place on the 24th Trading Day following the date a Holder elects to convert). So, if a Holder desires to convert and to receive its consideration as early as possible, the Holder should elect to convert sooner rather than later.

b.	For example (1) $1,000 in principal amount of Notes converted on July 19, 2011 will be settled for $1,200.7467 on August 22, 2011 and (2) $1,000 in principal amount of Notes converted on August 8, 2011 (the last date Notes may be converted during the current conversion period) will be settled for $1,200.7467 on September 12, 2011. In neither case would a Holder receive any additional payment or other consideration on account of accrued and unpaid interest.

c.	In order to convert the Notes, a Holder must: (i) complete, or cause to be completed, the appropriate instruction form for conversion pursuant to The Depository Trust Company’s book-entry conversion program; (ii) deliver, or cause to be delivered, by book-entry delivery an interest in the corresponding global notes; and (iii) furnish appropriate endorsements and transfer documents if required by the Company or the Trustee.

OFFER TO REPURCHASE

The Holders also currently have the right to require the Company to repurchase their Notes:

(i)	The offer to repurchase will expire at midnight on the end of the day on August 8, 2011.

(ii)	The offer to repurchase is separate from the conversion right and is required to be conducted by the Company under the Indenture.

(iii)	Holders who tender their Notes in the pending tender offer for the Notes will only receive $1,003.6806 in cash per $1,000 in principal amount of the Notes. Such amount includes the $3.6806 in accrued but unpaid interest on each $1,000 in principal amount.

(iv)	The offer to repurchase is governed by the terms contained in the Offer to Repurchase dated July 11, 2011. Holders may obtain copies of the Offer to Repurchase free of charge at the SEC’s website (www.sec.gov) or from the Depositary. Wells Fargo Bank, National Association is the Depositary for the Offer to Repurchase and can be reached at (800) 344-5128. Free copies of the Offer to Repurchase will be made available by the Company by mail to c/o: Beckman Coulter, Inc., 250 S. Kraemer Blvd., CA 92821, Attention: Corporate Secretary.

IF YOU DO NOTHING

If a Holder does not either convert its Notes or tender its Notes into the offer to repurchase by August 8, 2011, its Notes will remain outstanding (and will continue to accrued 2.50% annualized interest pursuant to the terms of the Notes).

The Indenture specifies that any Notes that remain outstanding after August 8, 2011 will be convertible by the Holders at any time on or after December 15, 2013. Additionally, Holders will have the right to require the Company to repurchase their Notes at par plus accrued and unpaid interest on December 15, 2013.

Pursuant to the terms of the Indenture, the Notes, to the extent convertible, will only be convertible into cash in an amount based on the cash consideration received by holders of the Company’s common stock in the recent merger of the Company with Djanet Acquisition Corp. The Notes will not be convertible into common stock of the Company, Danaher Corporation or any other entity.

The Notes will be redeemable by the Company at par plus accrued and unpaid interest at any time beginning on December 20, 2013. THE COMPANY CURRENTLY EXPECTS TO REDEEM THE NOTES THAT ARE THEN OUTSTANDING, FOR PAR PLUS ACCRUED AND UNPAID INTEREST, AS PROMPTLY AS PRACTICABLE THEREAFTER, ALTHOUGH IT IS NOT OBLIGATED TO DO SO AND WILL DECIDE WHETHER TO DO SO BASED ON THE FACTS AND CIRCUMSTANCES AS THEY EXIST AT SUCH TIME.

QUESTIONS?

Contact:

You can contact the Company at (714) 961-4507 and Okapi Partners LLC at (877) 274-8654, for assistance.

With respect to the required offer to repurchase, you can contact Wells Fargo Bank, National Association is the Depositary for the Repurchase Offer and can be reached at (800) 344-5128.

Statements in this document are not strictly historical, including statements regarding events or developments that the Company believes or anticipates will or may occur in the future, are forward-looking statements, and are subject to risks and uncertainties. Forward-looking statements speak only as of the date of this document and the Company disclaims any duty to update any forward looking statements except where required by law.

This notice does not constitute an offer nor is it a solicitation to buy or sell any securities. The complete terms and conditions of the Offer to Repurchase are set forth in the Offer to Repurchase that has been filed with the SEC. Holders are urged to read the Offer to Repurchase carefully because it contains important information regarding the Repurchase Offer. Holders may obtain copies of the Offer to Repurchase free of charge at the SEC’s website (www.sec.gov) or the Depositary at the number listed above. In addition, free copies of the Offer to Repurchase will be made available by the Company by mail at the addressed listed above.

No representation is made as to the accuracy or correctness of any CUSIP number in this notice or printed on the Notes. The CUSIP numbers set forth above are included solely for the convenience of the holders of the Notes.

This Notice is dated July 19, 2011.

BECKMAN COULTER, INC.
Issuer